EXHIBIT 2.3

                REAL ESTATE PURCHASE AGREEMENT


     THIS REAL ESTATE PURCHASE AGREEMENT ("Agreement") dated
February 8, 2001, between Robert J. Lansing and Marcia S. Lansing, husband and wife ("Seller") and AMCON Distributing Company, a Delaware corporation ("Purchaser").

1. CONVEYANCE. Seller agrees to sell and convey or cause the fee owner to sell and convey to Purchaser (or its nominee or permitted assignee), and Purchaser agrees to purchase from Seller, the real estate located in Quincy, Illinois more particularly described in Exhibit A hereto, together with (a) all rights, easements and appurtenances belonging or appertaining thereto, (b) all right, title and interest of Seller in and to any and all roads, streets, alleys or public and private rights of way bounding such property, and (c) all improvements thereon, if any, free and clear of Defects (as hereinafter defined) except any of which Purchaser may have waived as provided for in this Agreement (collectively, the "Property"). Purchaser reserves the right to substitute the attached Exhibit A with the legal description shown on an accurate boundary ALTA Class A survey of the Property as provided for in Section 5(c) of this Agreement.

2. PROPOSED USE. Purchaser proposes to use the Property for the operation of wholesale warehouse facility, and off-street parking incident thereto, together with curb-cuts and signage acceptable to Purchaser ("Purchaser's Proposed Use").

3. PURCHASE PRICE. The purchase price for the Property shall be an amount equal to Six Million Five Hundred Thousand Dollars ($6,500,000) ("Purchase Price"), which shall be due and payable at the closing, plus or minus prorations, as hereinafter provided.

4.  INSPECTION; TITLE INSURANCE.

   (a) Seller shall deliver to Purchaser within 15 days following the date of this Agreement all documents and information relating to the Property in its possession including, without limitation, copies of any environmental reports or information relating to the Property; copies of any written leases and other rental agreements affecting the Property; any preliminary title report or commitment covering the Property together with legible copies of all underlying documents; any survey of the Property; a copy of any engineering or soils reports or appraisals affecting the Property; copies of all contracts and agreements, including all property management contracts, purchasing agreements, service contracts, leasing commission agreements (especially relative to any unpaid current or future commissions), maintenance contracts, union contracts, other labor agreements and insurance policies relating to the Property. Purchaser and its agents and representatives shall have the right to conduct, at its own expense, inspections, reinspections, analyses and feasibility studies regarding the Property at any time prior to closing. Seller agrees to cooperate fully with Purchaser and Purchaser's agents during such inspections.

  (b) Upon execution and delivery of this Agreement, Seller shall provide an existing title policy to Purchaser. Purchaser shall order a title insurance commitment on the Property (the "Commitment") prepared by Chicago Title Insurance Company (the "Title Company"). Seller and Purchaser shall share all costs incurred in title searches and, at closing, the cost of an ALTA Owner's Title Insurance Policy approved by Purchaser, with extended coverage over all general exceptions, in the amount of the Purchase Price and any title endorsements reasonably requested by Purchaser; provided such endorsements are requested in writing no less than thirty (30) days prior to closing. Seller will convey good and marketable title to the Property at closing and, except as provided for herein, the Property shall be conveyed free, clear and unencumbered of all tenancies and parties in possession on the date of closing.

   In the event the Commitment shall reflect encumbrances or other conditions which are not generally accepted exceptions in title policies or which can reasonably be expected to preclude the use of the Property for the Purchaser's Proposed Use ("Defects"), then Seller, upon Purchaser's notification of the Defects (such notification to be made in writing by Purchaser to Seller within thirty (30) days following the later of the receipt of the Survey (as hereinafter defined) or the Commitment, shall immediately and diligently proceed to cure same and shall have thirty (30) days from the date of such notice of Defects within which to cure the Defects to Purchaser's satisfaction. If, after the exercise of all reasonable diligence, Seller is unable to remove or obtain a title endorsement over the Defects, then Purchaser may, at its option, accept the Defects or Purchaser may terminate the Agreement by written notice to Seller within ten (10) days following the end of Seller's thirty (30) day cure period and the parties shall be released from further liability except as otherwise provided for herein. Purchaser's failure to terminate this Agreement as provided for herein will constitute its acceptance of any Defects not cured by Seller, and such Defects will be permitted exceptions to the title to the Property as provided for in Section 8(c)(i) of this Agreement. Seller's failure to cure any Defect will not be deemed a default by Seller under this Agreement, and Purchaser's only remedy in such event will be to terminate this Agreement as provided herein.

5. CONDITIONS PRECEDENT. Purchaser's obligation to purchase the Property is contingent on the satisfaction, in Purchaser's sole discretion, or waiver by Purchaser of the following conditions
("Conditions Precedent") by not later than May 1, 2001:

   (a) The representations and warranties of Seller made herein are true, correct and complete as of the date of the closing.

  (b) The transaction contemplated by that certain Asset Purchase Agreement, dated as of the date hereof, by and between Purchaser, Seller and Merchants Wholesale, Inc. (the "Asset Purchase" Transaction") shall be consummated contemporaneously with the purchase of the Property hereunder, provided however, that this Condition Precedent is not subject to waiver by Purchaser without Seller's written consent.

   (c) Purchaser obtaining a survey, bearing a legal description, made by a licensed surveyor selected by Purchaser, in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys" jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992 and such other survey standards as required by Purchaser ("Survey"), certified to Purchaser and the Title Company and such other parties requested by Purchaser, showing the area, dimensions and location of the Property to the nearest monuments, streets, alleys on all sides, the location of all available utilities in adjoining streets, alleys or property, the location of all improvements and encroachments, and the location of all recorded easements against or appurtenant to the Property, stating the flood zone of the Property, and not disclosing any condition rendering the Property unusable for Purchaser's Proposed Use.

   (d) Purchaser obtaining boring, percolation, and other soil tests ("Soil Tests") conducted by a licensed engineer selected by Purchaser determining the physical characteristics of the sub-strata of the Property and showing that the soil and ground water are not contaminated and that the Property is satisfactory for Purchaser's Proposed Use.

   (e) Purchaser obtaining a written Phase I Environmental Assessment ("Assessment") of the Property satisfactory to Purchaser in its sole discretion, which Assessment shall be prepared by an environmental professional selected by Purchaser and comply with the terms and provisions of the "Standard Practice for Environmental Site
Assessments: Phase I Environmental Site Assessment Process," ASTM Standard 1527-93 as presently in effect and promulgated by the American Society of Testing and Materials.

   (f) The water and gas mains, electric power lines and sanitary and storm sewers, telephone, natural gas and other necessary public utilities (collectively, "Utilities") being immediately on or contiguous to the Property, and being adequate and available for hook-up and connection for Purchaser's Proposed Use.

   (g) Purchaser obtaining all approvals, permits, easements and licenses ("Permits") for Purchaser's Proposed Use in accordance with Purchaser's plans and specifications therefor, including, without limitation, approvals for signage, trade dress, curb-cuts, access and parking as required by Purchaser. In the event that the Property is restricted by any state, county, municipal or other governmental law, ordinance, rule or regulation which prohibits, limits or restricts the use of the Property for Purchaser's Proposed Use, Seller, at Seller's expense, shall undertake to secure rezoning, special use permits, variances, subdivision, lot split, lot tie or replat ("Authorizations") so that the Property may be used for Purchaser's Proposed Use. Seller agrees to cooperate fully with Purchaser in securing the Authorizations and Permits and grants permission to Purchaser to make application for the Authorizations and Permits in the name of Seller. Seller shall execute any necessary documents in connection with Purchaser's application for the Authorizations and Permits. The determination of the necessity for obtaining the Authorizations and Permits and the adequacy of the Authorizations and Permits granted shall be within the sole discretion of Purchaser.

   (h) Seller shall have terminated, effective as of the Closing, such agreements and contracts affecting the Property objected to by Purchaser.

   (i) Purchaser shall have inspected and approved the Property as satisfactory for Purchaser's Proposed Use as determined by Purchaser in its sole discretion.

Purchaser and Seller agree to use best efforts in order to satisfy each of the conditions to be satisfied by them as set forth above. In the event any of the Conditions Precedent are not satisfied, approved or waived by Purchaser, in its sole discretion, by May 1, 2001, then Purchaser may terminate this Agreement, in which event the parties shall be released from further liability except as otherwise provided herein. Purchaser's failure to terminate this Agreement as provided in this Section 5 shall constitute a waiver of any Conditions Precedent not otherwise met or satisfied.

Notwithstanding any of the foregoing, with the exception of paragraphs (b) and (h), the Conditions Precedent in Section 5 shall be satisfied at any time prior to the closing. At any time prior to the closing, if such Conditions Precedent are not satisfied, approved or waived by Purchaser, in its sole discretion, Purchaser may terminate this Agreement in which event the parties shall be released from further liability, except as otherwise provided herein.

6. EMINENT DOMAIN; DAMAGE. If prior to closing all or any part of the Property is condemned or appropriated by public authority or any party exercising the right of eminent domain, or is threatened thereby, or if the buildings and improvements on the Property are destroyed or materially damaged by fire, windstorm, explosion or other casualty, Seller will give Purchaser written notice thereof and Purchaser may, at its option: (i) terminate this Agreement by written notice to Seller within thirty (30) days of Purchaser's receipt of Seller's notice of eminent domain and the parties shall be released from further liability; or (ii) elect to proceed under this Agreement and, at Purchaser's discretion, either (a) the Purchase Price shall be reduced by, or (b) Purchaser may take an assignment of, the amount of Seller's award and/or insurance proceeds to which Seller is entitled to receive, provided however, that the reduction of the Purchase Price or assignment of Seller's award and/or insurance proceeds is limited to the amount of the Purchase Price.

7. RISK OF LOSS. Prior to closing, the risk of loss or damage to the Property shall remain with Seller.

8.  CLOSING.

   (a) Time. Closing shall take place on the same date as, and will be contingent on, the closing of the Asset Purchase Transaction; provided that all Conditions Precedent contained in this Agreement have been satisfied in Purchaser's sole discretion or waived by Purchaser. Absent a default by Seller under this Agreement, or Purchaser's termination of the Agreement pursuant to a right of termination provided to Purchaser under this Agreement, upon the failure of the closing to occur on or before May 1, 2001.

   (b) Place. Closing shall be held at the offices of the Seller at 2517 Ellington Road, Quincy, Illinois.

   (c) Documents. Seller shall deliver at closing the following executed documents in form and content acceptable to Purchaser:

       (i) Deed. A General Warranty Deed ("Deed"), with a release of dower, courtesy, homestead and other spousal rights, if required by Title Company, conveying good, marketable and insurable title and warranting title to be free and clear of all Defects except any which Purchaser may have waived as provided in this Agreement prior to the closing.

       (ii) Affidavits. Affidavit(s) stating that: (1) vacant possession of the Property is being delivered, (2) except as disclosed by Seller to Purchaser in writing and accepted by Purchaser, there are no unrecorded or oral leases or agreements affecting the Property,
(3) there are no mechanic's or statutory liens against the Property,
(4) Seller has no knowledge of any proposed or contemplated road or access changes affecting the Property, such as widening or narrowing,
(5) Seller is not a foreign person or entity, and (6) such other affidavits as Purchaser or Title Company may reasonably require, including, but not limited to, an ALTA Statement, provided such requests are made a reasonable time prior to the closing.

       (iii) Other documents. Such other documents required by this Agreement and/or which Purchaser or the Title Company may reasonably require, provided such requests are made a reasonable time prior to the closing.

   (d) Payment. The Purchase Price, subject to any applicable reimbursements and/or adjustments as described in this Agreement, shall be paid at closing. Payment shall be by wire transferred funds or by any other means as may be acceptable to both parties.

   (e) Real Estate Taxes. General, special real estate taxes, special assessments, charges or fees, whether state or local, and other state or local taxes affecting the Property ("real estate taxes") shall be prorated as of the date of closing. If the Property is not a distinct and independent tax parcel, but is part of a larger tax parcel, the proration of real estate taxes shall be made based on a percentage equal to the net square footage of the Property divided by the square footage of the larger tax parcel; provided, however, that if the Property is vacant, the proration shall be based on the land assessment only. Seller, at its own expense, shall file the necessary documents to obtain a division of the Property from any other real estate sharing the same tax identification number, for tax assessment purposes. Seller shall provide evidence of such filing to Purchaser on or prior to the date of closing.

   (f) Transfer taxes. Any transfer or sales tax, including tax(es) on the Deed, shall be paid by Seller at closing.

   (g) Recording fees. Except as set forth in Section 8(f) of this Agreement, the recording of the Deed will be at Purchaser's expense. Recording any documents needed to clear title shall be at Seller's expense.

   (h) Brokers. Seller and Purchaser represent and warrant to each other that they have not had any dealings with any real estate brokers, finders or agents in connection with this Agreement. Seller agrees to indemnify, defend (with counsel selected by Purchaser) and hold Purchaser, and Purchaser's nominees, successors and assigns, harmless from any and all claims, costs, commissions, fees or damages by any person or firm claiming to have negotiated, instituted or brought about this Agreement. Seller covenants and agrees to pay the commissions to the broker(s) named herein, if any, at closing.

   (i) Other closing fees. Any fees charged by the Title Company shall be divided equally between Seller and Purchaser and paid at closing.

9. HAZARDOUS SUBSTANCES.

   (a) Seller's Representations, Warranties and Covenants. Seller represents, warrants and covenants the following:

       (i) The Property does not presently contain and is free from all hazardous substances and/or wastes, toxic and nontoxic pollutants and contaminants, including, but not limited to, petroleum products and asbestos ("Hazardous Substances"), other than the products currently held for resale in the ordinary course of business of Merchants Wholesale Inc.

       (ii) To the best of Seller's knowledge, the Property has not in the past been used for the storage, manufacture or sale of Hazardous Substances or for any activity involving Hazardous
Substances, other than the products currently held for resale in the ordinary course of business of Merchants Wholesale Inc.

       (iii)  To the best of Seller's knowledge, no Hazardous
Substances are located in the vicinity of the Property.

      (iv) Seller shall not store, manufacture, use or sell any Hazardous Substances on or in the Property prior to closing, other than the products currently held for resale in the ordinary course of business of Merchants Wholesale Inc.

       (v) Seller has not transported, or caused to be transported, any Hazardous Substances to or from the Property, other than the products currently held for resale in the ordinary course of business of Merchants Wholesale Inc.

       (vi) Seller has not received and is not aware of any notification from any federal, state, county or city agency or authority relating to Hazardous Substances on, in or near the Property.

       (vii) No underground or aboveground storage tanks have ever been or are located under or on the Property.

   (b) Seller's Indemnity. Seller shall indemnify, defend (with counsel selected by Purchaser) and hold harmless Purchaser and its respective nominees, successors, assigns, parent company, officers, directors, partners, agents and employees from and against any and all liability arising from any and all claims, demands, litigation, or governmental action to the extent involving any of the following:

        (i) Any breach of the representations, warranties and covenants in this Section 9.

        (ii) The presence of Hazardous Substances on or in the Property, unless such presence is due solely to the acts of Purchaser or the acts of any party other than Seller, its contractors, agents and employees, occurring after closing.

        (iii) The migration of Hazardous Substances from the Property to any other property if such migration occurred prior to closing or if the migrating substances were located on or in the Property at the time of closing.
Without limiting the generality of the foregoing, this indemnification shall specifically cover fines, penalties, sums paid in settlement of claims or litigation, fees for attorneys, consultants and experts (to be selected by Purchaser) and costs for investigation, clean-up, testing, removal or restoration.

10. SURVIVAL OF CLOSING. All representations, warranties, agreements and indemnities contained in this Agreement shall survive the closing of this transaction. All indemnities shall survive the expiration or other termination of this Agreement.

11. POSSESSION. Possession of the Property, free from all tenancies, parties in possession and occupants, shall be delivered to Purchaser by Seller at the closing.

12.  INDEMNIFICATION.

   (a) Seller agrees to indemnify and hold Purchaser and its nominees, permitted successors, assigns, parent company (if any), officers, directors, partners, agents and employees, harmless of and from any and all liabilities, claims, causes of action, penalties, demands and expenses, of any kind or nature whatsoever (except those items which by this Agreement specifically become the obligation of Purchaser) to the extent arising out of, resulting from, relating to, or incident to the Property prior to and including the date of closing or which are in any way related to the ownership, maintenance or operation of the Property prior to the closing, and all expenses related thereto, including, without limitation, court costs and attorneys' fees. Additionally, but not in lieu of Seller's affirmative undertakings set forth in this Section 12, Seller hereby indemnifies and agrees to defend and hold harmless Purchaser and its respective nominees, permitted successors, assigns, parent company (if any), officers, directors, partners, agents and employees, from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorneys' fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Purchaser and/or its grantees
(a) as a result of the breach of Seller's representations and warranties contained herein or (b) to the extent arising as the result of Seller's discussions with other parties interested in the Property.

   (b) Purchaser hereby indemnifies and agrees to defend and hold harmless Seller and its respective nominees, successors, assigns, parent company (if any), officers, directors, partners, agents and employees, from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorneys' fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Seller and/or its grantees (a) as a result of Purchaser's inspections of the Property or
(b) to the extent arising out of, resulting from, relating to, or incident to the Property following the date of closing or which are in any way related to the ownership, maintenance or operation of the Property following the closing.

13. DEFAULT. In the event Purchaser defaults under the terms and conditions of the Agreement and Seller is not in default of the Agreement, Purchaser shall have thirty (30) days after receipt of written notice of default from Seller to cure the default. In the event the default has not been cured within the prescribed period of time, Seller shall be entitled to either: (i) terminate this Agreement by written notice to Purchaser, and thereupon the parties shall have no further obligations hereunder, or (ii) avail itself of remedies available to it at law or in equity, including, but not limited to, the right to specific performance. In the event Seller defaults under the terms and conditions of this Agreement including any breach of a representation or warranty by Seller herein and Purchaser is not in default of this Agreement, Purchaser shall deliver a written notice to Seller stating the default of Seller and the action required by Seller to cure such default. Said notice shall provide that if said identified default is not cured to Purchaser's satisfaction within thirty (30) days after Seller's receipt of such notice (and the date of closing shall be delayed, if necessary, until satisfaction), then Purchaser may either: (i) terminate this Agreement by written notice to Seller and the Title Company, and thereupon the parties shall have no further obligations hereunder; or (ii) avail itself of any remedies available to it at law or in equity, including, but not limited to, the right to specific performance.

14.  TIME OF THE ESSENCE.  Time is of the essence of this Agreement.

15. NOTICE. All notices, demands, or other communications of any type (herein collectively referred to as "Notices") given by Seller to Purchaser or by Purchaser to Seller, whether required by this Agreement or in any way related to the transaction contracted for herein, shall be void and of no effect unless given in accordance with the provisions of this Agreement. All notices shall be legible and in writing and shall be delivered to the person to whom the notice is directed, either in person with a receipt requested therefor or sent by a recognized overnight courier service for next day delivery or by United States certified mail, return receipt requested, postage prepaid and addressed to the parties at their respective addresses set forth below, and the same shall be effective (a) upon receipt or refusal if delivered personally; (b) one (1) business day after depositing with such an overnight courier service; or (c) three (3) business days after deposit in the mails if mailed as follows:

     If to Purchaser:     Kathleen M. Evans
                          President
                          AMCON Distributing Company.
                          10228 "L" Street
                          Omaha, NE  68127

     with a copy to:      Steven P. Amen, Esq.
                          Kutak Rock LLP
                          1650 Farnam Street
                          Omaha, NE  68102

     If to Seller:        Robert J. Lansing
                          #1 Saddlebrook
                          Quincy, IL  62301

     with a copy to:      Charles Couri
                          Westervelt, Johnson, Nicoll & Keller
                          14th Floor, Associated Bank Plaza
                          411 Hamilton Boulevard
                          Peoria, IL  61602

Either party hereto may change the address for Notice specified above by giving the other party ten (10) days advance written notice of such change of address.

16. REPRESENTATIONS AND WARRANTIES OF SELLER. To induce Purchaser to execute, deliver and perform this Agreement and without regard to any independent investigations made by Purchaser, Seller represents and warrants to Purchaser on and as of the date of execution and delivery of this Agreement and as of the closing date as follows:

   (a) Title. Seller owns the Property in fee simple, free of any liens, claims or encumbrances other than the title exceptions in the Commitment.

   (b) Authorization. Seller has full capacity, right, power and authority to execute, deliver and perform this Agreement and all documents to be executed by Seller pursuant hereto, and all required action and approvals therefor have been or prior to the date of closing will be duly taken and obtained. The individuals signing this Agreement and all other documents executed or to be executed pursuant hereto on behalf of Seller are and shall be duly authorized to sign the same on Seller's behalf and to bind Seller thereto. This Agreement and all documents to be executed pursuant hereto by Seller are and shall be binding upon and enforceable against Seller in accordance with their respective terms, and the transaction contemplated hereby will not result in a breach of, or constitute a default or permit acceleration of maturity under, any indenture, mortgage, deed of trust, loan agreement or other agreement to which Seller or the Property is subject or by which Seller or the Property is bound.

   (c) Litigation. There are no claims, causes of action or other litigation or proceedings pending or, to the best of Seller's knowledge, threatened in respect to the ownership, operation or environmental condition of the Property or any part thereof (including disputes with mortgagees, governmental authorities, utility companies, contractors, adjoining land owners or suppliers of goods or services), except for claims which are fully insured and as to which the insurer has accepted defense without reservation.

   (d) Absence of Breaches or Defaults. Seller is not, and the authorization, execution, delivery and performance of this Agreement and the documents, instruments and agreements provided for herein will not result, in any breach or default under any other document, instrument or agreement to which Seller is a party or by which Seller, the Property is subject or bound. The authorization, execution, delivery and performance of this Agreement and the documents, instruments and agreements provided for herein will not violate any applicable law, statute, regulation, rule, ordinance, code, rule or order.

   (e) Compliance With Laws. The Property complies fully with all statutes, regulations, rules, ordinances, codes, licenses, permits, orders and approvals of any governmental agencies, departments, commissions, bureaus, boards or instrumentalities of the United States, the State of Illinois and all political subdivisions thereof applicable to the Property as currently used, including, without limitation, all health, building, fire, safety and other codes, ordinances and requirements.

   (f) Area Development; Wetlands. No condemnation or eminent domain proceedings affecting the Property have been commenced or, to the best of Seller's knowledge, are contemplated. To the best of Seller's knowledge, the area where the Property is located has not been declared blighted by any governmental authority. The Property and/or the real property bordering the Property is not designated by any applicable federal, state and/or local governmental authority as wetlands or environmentally protected area.

   (g) Access. There are adequate rights of access to public roads and ways available to the Property to permit full utilization of the Property for Purchaser's Intended Use and all such public roads and ways have been completed and dedicated to public use.

   (h) No Other Agreements and Options. Neither Seller nor the Property is subject to any commitment, obligation, or agreement, including, but not limited to, any letter of intent, right of first refusal, option to purchase or lease granted to a third party, which could or would prevent Seller from completing or impair Seller's ability to complete the sale of the Property under this Agreement or which would bind Purchaser subsequent to consummation of the transaction contemplated in this Agreement.

   (i) No Mechanics' Liens. There are no outstanding accounts payable, mechanics' liens, or rights to claim a mechanics' lien in favor of any materialman, laborer, or any other person or entity in connection with labor or materials furnished to or performed on any portion of the Property; no work has been performed or is in progress nor have materials been supplied to the Property or agreements entered into for work to be performed or materials to be supplied to the Property prior to the date hereof, which will not have been fully paid for on or before the closing or which might provide the basis for the filing of such liens against the Property or any portion thereof; Seller shall be responsible for any and all claims for mechanics' liens and accounts payable that have arisen or may subsequently arise due to agreements entered into for and/or any work performed on, or materials supplied to the Property prior to the closing; and Seller shall and does hereby agree to defend, indemnify and forever hold Purchaser and Purchaser's designees harmless from and against any and all such mechanics' lien claims, accounts payable or other commitments relating to the Property.

17. ASSIGNMENT. Purchaser shall not have the right to assign this Agreement without the prior written consent of Seller, such prior written consent not to be unreasonably withheld; provided, however, Purchaser shall be permitted to nominate any other party to take title to the Property.

18. FORCE MAJEURE. If Purchaser is delayed or prevented from performing any of its obligations under this Agreement by reason of strike, lockouts or labor troubles, riots, insurrection, acts of God or any cause beyond Purchaser's control, the period of such delay or such prevention shall be deemed added to the time period herein provided for the performance of any such obligation by Purchaser.

19. MISCELLANEOUS. No term or condition of this Agreement will be deemed to have been waived or amended unless expressed in writing, and the waiver of any condition or the breach of any term will not be a waiver of any subsequent breach of the same or any other term or condition. The Agreement constitutes the entire agreement of the parties relating to the Real Estate which incorporates and supersedes all prior written and oral understandings. The Agreement shall be binding upon, and inure to the benefit of, the parties, their heirs, executors, personal representatives, nominees, permitted successors or assigns.

20. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and sealed as of the date first above written.

PURCHASER:

AMCON DISTRIBUTING COMPANY

By: Kathleen M. Evans
  --------------------------
Kathleen M. Evans, President

SELLER:

Robert J. Lansing
----------------------------
Robert J. Lansing


Marcia S. Lansing
----------------------------
Marcia S. Lansing



                             EXHIBIT A

DESCRIPTION OF PROPERTY

TRACT I: A part of the Southwest Quarter of Section Eighteen (18) in Township One (1) South of the Base Line, in Range Eight (8) West of the Fourth Principal Meridian, all situated in Adams County, Illinois, being more particularly bounded and described as follows, to-wit:
Commencing at the Southwest corner of the Southwest Quarter of said Section Eighteen (18), thence North 89_ 58' East along the South line of said Southwest Quarter Eight Hundred Sixty-nine and Sixty five Hundredths (869.65) feet, thence North 00 08' 38" East parallel with the West line of said Southwest Quarter Three Hundred Ninety-eight and Fifty-four Hundredths (398.54) feet to the true point of beginning, thence continuing North 00 08' 38" East parallel with the West line of said Southwest Quarter Four Hundred Ninety-eight and Ninety-five Hundredths (498.95) feet, thence South 89 57' 10" East Five Hundred seventy-four and Three Hundredths (574.03) feet, thence South 00 26' 02" West Four Hundred Ninety-eight and Sixteen Hundredths (498.16) feet, thence South 89 58' 00" West parallel with the South line of said Southwest Quarter Five Hundred Seventy-one and Fifty-one Hundredths (571.51) feet to the true point of beginning, containing
6.56 acres, said parcel being subject to a permanent easement in the southeast corner for the purpose of maintaining a detention pond, as more fully set forth in a Plat of Survey made by Klingner & Associated, P.C., and recorded in Book 15 of Plats, at Page 17, in the Recorder's Office of Adams County, Illinois, to which reference is made for greater certainty;

TRACT II: Easement for the benefit of Tract I for the purposes of ingress and egress over and across the following described real estate: recorded in Book 13 of Right of Ways, at Page 1091, to-wit: A part of the Southwest Quarter of Section Eighteen (18), in Township One (1) South of the Base Line, in Range Eight (8) West of the Fourth Principal Meridian, all situated in Adams County, Illinois, being more particularly bounded and described as follows, to-wit: commencing at the Southwest corner of the Southwest Quarter of said Section Eighteen
(18), thence North 89 58' 00" East along the South line of said Southwest Quarter One Thousand Three Hundred eighty-five and Four Hundredths (1385.04) feet to the true point of beginning, thence North 00 26' 02" East parallel with the West line of a permanent easement for the purpose of maintaining a detention pond Three Hundred Ninety-eight and Fifty-five Hundredths (398.55) feet, thence North 89 58' 00" East parallel with the South line of said Southwest Quarter, Twenty-five (25) feet to a point on the West line of said easement, thence South 00 26' 02" West along said West line Three Hundred Ninety-eight and Fifty-five Hundredths (398.55) feet to a point on the South line of said Southwest Quarter, thence South 89 58' 00" West along said South line Twenty-five (25) feet to the true point of beginning, containing 0.23 acres inclusive of road right of way along the South side thereof, as more fully set forth in a Plat of survey by Klingner & Associated, P.C., recorded in Book 15 of Plats, at Page 17, in the Recorder's Office of Adams County, Illinois, to which reference is made for greater certainty.

TRACT III: A part of the Southwest Quarter of Section Eighteen (18) in Township One (1) South of the Base Line and in Range Eight (8) West of the Fourth Principal Meridian, Adams County, Illinois, being more particularly bounded and described as follows: Commencing at the Southwest corner of the Southwest Quarter of said Section Eighteen
(18), thence North 89 degrees 58 minutes 00 seconds East along the South line of said Southwest Quarter a distance of 869.65 feet, thence North 00 degrees 08 minutes 38 seconds East parallel with the West line of said Southwest Quarter a distance of 398.54 feet to the Southwest corner of a 6.56-acre parcel described as Tract I in Book 523 of Deeds, at Page 3484, and as shown on Plat of Survey recorded in Book 15 of Plats, at Page 17, both in the Office of the Adams County Recorder of Deeds, thence continuing North 00 degrees 08 minutes 38 seconds East parallel with the West line of said Southwest Quarter a distance of 498.95 feet to the Northwest corner of said 6.56-acre parcel and the True Point of Beginning, thence from said true point of beginning North 89 degrees 57 minutes 10 seconds West along the North line extended of said 6.56-acre parcel a distance of 218.60 feet, thence North 00 degrees 08 minutes 38 seconds East parallel with the West line of said Southwest Quarter a distance of 150.14 feet to a point on the South line of Tract I as described in Book 516 of Deeds, at Page 2118, in said Recorder's Office, said Tract I being all that part of a 6.21-acre tract shown on a Plat of Survey recorded in Book 13 of Plats, at page 1359, in said Recorder's Office, except for the North 378 feet thereof, thence South 89 degrees 57 minutes 19 seconds East along said South line and said South line extended a distance of
793.39 feet to the East line extended of the aforesaid 6.56-acre parcel, thence South 00 degrees 26 minutes 02 seconds West along said East line extended a distance of 150.18 feet to the Northeast corner of said 6.56-acre parcel, thence North 89 degrees 57 minutes 10 seconds West a distance of 574.03 feet to the True Point of Beginning, containing 2.73 acres, as more fully shown on a plat by Stephen P. Mock, Professional Illinois Land Survey #2784, of Klingner & Associates, P.C., recorded in Book 15 of Plats, at Page 1157, in the Recorder's Office of Adams County, Illinois, to which reference is made for greater certainty;

TRACT IV: All that part of the Southwest Quarter of Section Eighteen
(18) in Township One (1) South of the Base Line, Range Eight (8) West of the Fourth Principal Meridian, being more particularly bounded and described as follows: Commencing at point of the South line of said Southwest Quarter 651.05 feet East of the Southwest corner of said Southwest Quarter, thence North parallel to the West line of said Southwest Quarter 398.54 feet to the true point of beginning; thence continuing North along the same line 499.26 feet; thence East parallel to the South line of said Southwest Quarter 218.60 feet; thence South parallel to the West line of said Southwest Quarter 498.95 feet; thence West parallel to the South line of said Southwest Quarter
218.60 feet to the point of beginning, all situated in the County of Adams, in the State of Illinois; as shown by the Plat of Survey made by Klingner & Associates, P.C. and recorded in the Office of the Recorder of Deeds in and for Adams County, Illinois, in Book 14 of Plats, at Page 2617, to which reference is made for greater certainty.


TRACT V: Easements for the benefit of Tracts I, III and IV as created by Easement Documents recorded July 31, 2000 in Book 14 of Right of Ways, at Pages 2618 and 2619, as shown on plat recorded in Book 14 of Plats, at Page 2617.